Exhibit 2.1.3
EMPLOYMENT AGREEMENT
THIS AGREEMENT dated as of August 16, 2007 is made
B E T W E E N:
DECIMA RESEARCH INC.
(the “Corporation”)
OF THE FIRST PART,
-and-
BRUCE ANDERSON
(the “Executive”)
OF THE SECOND PART.
          WHEREAS the Corporation and the Executive are parties to an employment relationship which commenced October 1, 2004 pursuant to an employment agreement dated December 20, 2004;
          AND WHEREAS the Corporation wishes to continue the services of the Executive and the Executive wishes to continue in the employ of the Corporation, all in accordance with the provisions of this Agreement;
          AND WHEREAS it is agreed and understood that this Agreement will supersede and replace all other existing contracts of employment, be they oral or written;
          AND WHEREAS the parties have agreed to enter into a Share Purchase Agreement, described below, and it is a condition of that transaction that the Executive enters into this Agreement;
          AND WHEREAS the Executive acknowledges that the Corporation may be amalgamated with the Buyer on or shortly after the date of this Agreement and that such amalgamation shall not affect any right or claim which could otherwise be made by the Corporation hereunder prior to or following the amalgamation;
          NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the Executive’s continued employment with the Corporation, the opportunity that the Executive is being offered contemporaneously herewith to enter into the Share Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS
    1.1 Act
          “Act” means the Employment Standards Act, 2000, of Ontario as the same may be amended or restated, or any comparable successor legislation.
   1.2 Business
          “Business” means the business carried on by the Corporation, Parent Company and all of its subsidiaries, within the three years prior to the date of this Agreement, of providing full-service market research services, including data collection through telephone interviewing, online surveys and focus groups, and production of client specific market research reports;
   1.3 Buyer
          “Buyer” means buyer as defined in the Share Purchase Agreement.
   1.4 Confidential Information
          “Confidential Information” means all proprietary or confidential records and information, including, but not limited to, development, marketing, purchasing, organizational, strategic, financial, managerial, administrative, production, distribution and sales information, distribution methods, data, computer software and database technologies, specifications, technologies, methods, methodologies, and processes (including the Transferred Property as hereinafter defined) presently owned or at any time hereafter developed by the Corporation or the Parent Company, or its agents, consultants, or otherwise on its behalf, or used presently or at any time hereafter in the course of the business of the Corporation or the Parent Company, that are not otherwise part of the public domain.
          It is specifically recognized and agreed that the foregoing are only examples of the type of confidential information which will be known to the Executive by reason of his employment, and are not to be construed as being an exhaustive list of such information. The expression “Confidential Information” does not include information which is, or which becomes generally known to the public without any breach by the Executive of his obligations hereunder or any fault on the part of the Executive.
   1.5 Customer
          “Customer” means any Person who:
(a)	has received a proposal from the Corporation or who has been a customer or client of the Corporation at any time during the three year period prior to the date hereof other than Forest Producers Association of Canada or

(b)	is a customer or client of the Corporation who purchases products or services from the Corporation any time prior to the Date of Termination.
   1.6 Date of Termination
          “Date of Termination” means the last day of notice or deemed notice that the Executive works for the Corporation after being terminated by the Corporation, for whatever reason, or after giving Notice of Termination to the Corporation, for whatever reason
   1.7 Notice of Termination
          “Notice of Termination” means a notice of termination of the Executive’s employment with the Corporation.
   1.8 Parent Company
          “Parent Company” means Harris Interactive Inc., the indirect parent of the Corporation.
   1.9 Permanent Disability
          “Permanent Disability” means any absence of employment for medical reasons as certified by a doctor for and six of 12 consecutive months or 12 of 24 consecutive months.
   1.10 Person
          “Person” shall be broadly interpreted and includes an individual, body corporate (with or without share capital), partnership, limited partnership, syndicate, sole proprietorship, joint venture, association, unincorporated organization, trust, trustee, a Governmental Authority and the executors, administrators or other personal representatives of an individual in such capacity, and any other entity.
   1.11 Share Purchase Agreement
          “Share Purchase Agreement” means the share purchase agreement, dated the date hereof among Kevin Loiselle, Michel Lucas, The Wishart Spousal Trust, Kathy Bryden, Donna Wishart, The Lucas Spousal Trust, The Dan Kirkland Family Trust, Dan Kirkland, Bruce Anderson, Ed Hum, 2145204 Ontario Inc., as sellers, Parent Company and the Buyer, as buyer.
   1.13 Subsidiary
          “Subsidiary” has the meaning ascribed to it in the Business Corporations Act (Ontario).

ARTICLE 2
EMPLOYMENT
   2.1 Employment
          Subject to the terms and conditions of this Agreement, the Corporation will continue to employ the Executive in the office of President of the Corporation in Canada.
          The Executive shall report to David Vaden, President, North America & Global Operations of the Parent Company, or such other executive officer of the Parent Company as may be designated by it from time to time (the “Responsible Officer”).
          The Executive shall perform duties and shall have authority as may from time to time be specified by the Responsible Officer. Executive’s title and duties may be changed from time to time by the Responsible Officer; provided, however, that (i) Executive’s position, authority, duties, and responsibilities shall include overall coordination and direction of the Corporation, including involvement in the development of strategy for the future (ii) Executive’s duties shall be no less senior and executive in nature than those of the president of a significant operating group within the Parent Company. For the avoidance of doubt, the Executive’s duties may include continuing to service key strategic clients, as required, to help ensure retention and the development of growth opportunities and (iii) the Executive shall also serve as Chairman of the Management Advisory Committee of the Corporation in Canada, (the “Committee”) which shall consist of the Executive, Kevin Loiselle, Michel Lucas, Dan Kirkland, Ed Hum, any others as agreed upon by the Committee and David Vaden. The Committee shall hold meetings no less than once a month.
ARTICLE 3
REMUNERATION AND BENEFITS
   3.1 Base Salary
          The Corporation will pay the Executive an annual base salary (“Base Salary”) of three hundred fifteen thousand Canadian dollars (CND $315,000.00). The salary shall be payable in periodic instalments in accordance with Corporation’s regular payroll practices for its executive personnel at the time of payment, but in no event less frequently than monthly. The Parent Company shall review base salary periodically for the purpose of determining, in its sole discretion, whether base salary should be adjusted; provided, however, that Executive’s base salary shall not be less than three hundred fifteen thousand Canadian dollars (CND $315,000.00).
   3.2 Bonuses
(a)	Standard Performance Bonus. As additional compensation for the services rendered by Executive to the Corporation, Executive shall be paid a performance bonus, (the “Standard Performance Bonus”) payable at the same time as payment of other executive bonuses by the Parent Company. The performance bonus award criteria and amounts shall be those established on an annual basis by the Compensation Committee of the Board of Directors of the Parent Company based upon performance guidelines established for the Corporation and its executives and shall only be adversely altered if similar alterations are made to employees of the Parent Company at similar levels of employment to the Executive. The target bonus for Executive for the fiscal year ending June 30, 2008 shall be sixty-two thousand five hundred Canadian dollars (CND $62,500.00) and for subsequent fiscal years, not less than seventy-five thousand Canadian dollars (CND $75,000.00). No bonus will be due in the event that award criteria established by the Compensation Committee are not met.

(b)	Individual Retention and Performance Bonuses. As additional compensation to Executive for the services rendered by Executive to the Corporation, Executive shall be paid an individual retention bonus (“Individual Retention Bonus”) and an individual performance bonus (“Individual Performance Bonus,” with the Individual Retention Bonus and the Individual Performance Bonus collectively called the “Individual Bonuses”) based on the schedule below. Such payments shall be made at the same time as payment of other executive bonuses by the Parent Company after the close of the applicable fiscal year.

	CND $Amount	Payment Date
Aggregate Individual Bonuses	600,000

Individual Retention Bonus	300,000
Individual Performance Bonus	300,000

Year 1 (F’08) payable prior to Date of Termination	60,000	paid at the end of HI F’08 if if otherwise
Year 2 (F’09) payable prior to Date of Termination	90,000	paid at the end of HI F’09 if otherwuse
Year 3 (F’10) payable prior to Dateof Termination	150,000	paid at the end of HI F’10 if otherwise
At or about June 30, 2010, the Responsible Officer will consider future Individual Retention Bonuses.
Individual Performance Bonus Details*
Must meet or exceed EBITDA Earn-out Target** for each Parent Company fiscal year

Year 1 (F’08)	60,000
Year 2 (F’09)	60,000
Year 3 (F’10)	60,000
Year 4 (F11)	60,000
Year 5 (F12)	60,000

*	All “’F” references are to Parent Company’s fiscal year

**	The term “EBITDA Earn-Out Target” of the Corporation has the meaning as set forth in Schedule 2.4 to the certain Share Purchase Agreement
3.3 Benefits
          The Executive will be entitled to participate in all health, disability, death and other employee benefit plans and programmes of the Corporation in effect from time to time in accordance with their terms and at comparable levels to employees of the Parent Company at similar levels of employment to the Executive and any waiting periods for any such initial participation on the date of this Agreement will be waived by the Corporation unless it is prohibited from so doing under any legal or other applicable requirements. The Corporation shall have no obligation, however, to maintain any particular programme or level of benefits.
   3.4 Vacation
          The Executive shall be entitled to thirty (30) days paid vacation during each 12-month period. Any vacation days that are not taken in a given 12-month period shall accrue and carry over from year to year up to a maximum aggregate of 5 days. The Executive will take his vacation at a time or times reasonable for each of the Corporation and the Executive in the circumstances. The Executive may be granted leaves of absence with or without pay for such valid and legitimate reasons as the Responsible Officer in his sole and absolute discretion may determine, and is entitled to the same sick leave and holidays provided to other executive officers of Parent Company.
   3.5 Expenses
          The Corporation will reimburse the Executive for all reasonable out-of-pocket expenses actually and properly incurred by him in the course of the Executive’s employment with the Corporation, in accordance with the policy in place for reimbursement of employees’ expenses. The Executive will provide the Corporation with appropriate statements and receipts verifying such expenses.
ARTICLE 4
EXECUTIVE’S COVENANTS
   4.1 Full Time Service
          The Executive will devote all of his time, attention and effort to the business and affairs of the Corporation and its Subsidiaries and will well and faithfully serve the Corporation and its Subsidiaries and will use his best efforts to promote the interests of the Corporation and its Subsidiaries.
   4.2 Rules, Regulations, and Policies
          The Executive will be bound by and will faithfully observe and abide by all the rules, regulations, and policies of the Corporation and Parent Company from time to time in force which are brought to his attention and in place for employees of the Parent Company at similar levels of employment to the Executive.

ARTICLE 5
TERM AND TERMINATION
   5.1 Termination by the Corporation
          The Corporation may terminate the Executive’s employment with the Corporation at any time for any reason including death or disability by giving a Notice of Termination to the Executive, and at any time whether or not for cause.
   5.2 Termination by the Executive
          The Executive may terminate his employment with the Corporation at any time by giving a Notice of Termination to the Corporation.
   5.3 Termination of Employment due to Death
          Executive’s employment will be terminated automatically by Executive’s death.
   5.4 Payments on Termination Without Cause or for Permanent Disability
(a)	If the Executive’s employment with the Corporation is terminated by the Corporation pursuant to Section 5.1 for any reason other than cause, disability, or death, the Corporation will:
(i)	pay to the Executive (A) in one lump payment at the time of Notice of Termination equal to the equivalent of 12 months (‘deemed Notice of Termination’) Base Salary (B) any unpaid Standard Performance Bonus and Individual Bonuses applicable to fiscal years already complete, and (C) any outstanding vacation pay calculated as of such date or owing pursuant to the Act;

(ii)	reimburse the Executive in accordance with Section 0 for any expenses incurred by him up to and including the Date of Termination;

(iii)	pay pro rata the Individual Retention Bonus as of the first date Notice of Termination is given (not the end of the Date of Termination); and

(iv)	maintain the Executive’s benefits referred to in Section 3.3 for the period equal to the deemed Notice of Termination .
The foregoing entitlements are in addition to amounts to which the Executive is otherwise entitled as a former shareholder of the Corporation in accordance with the Share Purchase Agreement

(b)	If the Executive’s employment with the Corporation is terminated by the Corporation pursuant to Section 5.1 by reason of Permanent Disability, the Corporation will, in lieu of the provisions of subsection 5.4(a)(i):

(i)	continue to pay to the Executive an amount equal to his Base Salary at the rate in effect immediately prior to such termination for the balance, if any, for the applicable waiting period for long term disability benefits stipulated in the Corporation’s long term disability plan (the “Waiting Period”)

(ii)	maintain during the Waiting Period and during any period in which the Executive is receiving long term disability benefits pursuant to the Corporation’s long term disability plan (the “Long Term Disability Period”) those of the Executive’s benefits referred to in Section 3.3, if any, which are normally continued for the Parent Company’s employees who are in receipt of either short term disability benefits or long term disability benefits; and

(iii)	pay the amounts that the Executive would be entitled to under subsections 5.4 (a)(ii) and (iv), inclusive.
(c)	The Executive and the Corporation agree that the termination of the Executive’s employment by the Corporation by reason of Permanent Disability is not contrary to the Ontario Human Rights Code and that further accommodation would be undue hardship on the Corporation.

(d)	The parties agree that the provisions of Section 5.4 are fair and reasonable and are agreed to by the Executive in consideration for the overall benefits conveyed upon him by the terms of this Agreement.

(e)	After the Date of Termination, the Executive shall be entitled to no further rights or benefits hereunder or in connection with his employment by the Corporation except as otherwise set forth herein and as otherwise entitled as a former shareholder of the Corporation in accordance with the Share Purchase Agreement. The foregoing amounts represent the Corporation’s maximum termination and severance obligations. This provision shall remain in full force and effect unamended notwithstanding any other alterations to the Executive’s terms and conditions of employment or to this Agreement, whether fundamental or otherwise, unless the Executive and the Corporation otherwise agree in writing.
   5.5 Payments on Termination due to Death
          If the Executive’s employment with the Corporation is terminated pursuant to Section 5.3 due to death, the Corporation will:
          (a) pay to the Executive’s estate any earned but unpaid Base Salary, Standard Performance Bonus and Individual Bonuses applicable to fiscal years already completed, as of the Date of Termination and any outstanding vacation pay calculated as of such date; and
          (b) reimburse the Executive’s estate in accordance with Section 3.5 for any expenses incurred by him up to and including the Date of Termination; and

          (c) after the Date of Termination, the Executive shall be entitled to no further rights or benefits hereunder or in connection with his employment by the Corporation except as otherwise set forth herein and as otherwise entitled as a former shareholder of the Corporation in accordance with the Share Purchase Agreement. The foregoing amounts represent the Corporation’s maximum termination and severance obligations. This provision shall remain in full force and effect unamended notwithstanding any other alterations to the Executive’s terms and conditions of employment or to this Agreement, whether fundamental or otherwise, unless the Executive and the Corporation otherwise agree in writing.
   5.6 Payments on Termination for Cause or on Termination by the Executive
If the Executive’s employment with the Corporation is terminated by the Corporation pursuant to Section 5.1 for cause, or if such employment is terminated by the Executive at any time, the Corporation will:
(a)	pay to the Executive any earned but unpaid Base Salary, Standard Performance Bonus and Individual Bonuses applicable to fiscal years already completed, and any outstanding vacation pay calculated as of such date; and

(b)	reimburse the Executive in accordance with Section 0 for any expenses incurred by him up to and including the Date of Termination; and

(c)	after the Date of Termination, the Executive shall be entitled to no further rights or benefits hereunder or in connection with his employment by the Corporation but shall continue to be entitled to any amounts to which the former Executive is entitled to as a result of being a former shareholder of the Corporation in accordance with the Share Purchase Agreement. The foregoing amounts represent the Corporation’s maximum termination and severance obligations. This provision shall remain in full force and effect unamended notwithstanding any other alterations to the Executive’s terms and conditions of employment or to this Agreement, whether fundamental or otherwise, unless the Executive and the Corporation otherwise agree in writing.
   5.7 Return of Property
          Upon any termination of his employment with the Corporation, the Executive will deliver or cause to be delivered to the Corporation promptly all books, documents, money, securities or other property of the Corporation that are in the possession, charge, control or custody of the Executive.
   5.8 No Termination Claims
          Upon any termination of the Executive’s employment by the Corporation in compliance with this Agreement or upon any termination of the Executive’s employment by the Executive, the Executive will have no action, cause of action, claim or demand against the Corporation, any subsidiary, any related or associated corporations or any other person as a consequence of such termination, and will have no entitlements in respect of such termination other than as provided for in this Article 5.

   5.9 Resignation as Director and Officer
          Effective upon any termination of the Executive’s employment under this Agreement, the Executive hereby resigns as a director and/or officer of the Corporation and any of its affiliates, as applicable.
   5.10 Provisions which Operate Following Termination
          Notwithstanding any termination of the Executive’s employment under this Agreement for any reason whatsoever and with or without cause, the provisions of Sections 5.7 (Return of Property), 5.8 (No Termination Claims), 5.9 (Resignation as Director and Officer), 5.10 (Provisions which Operate Following Termination), 6.2 (Non-Competition), 6.3 (Non-Solicitation) and 6.5 (Confidentiality) of this Agreement and any other provisions of this Agreement necessary to give efficacy thereto will continue in full force and effect following such termination.
ARTICLE 6
NON-COMPETITION NON-SOLICITATION AND CONFIDENTIALITY
   6.1 Background
          The Executive acknowledges and agrees that in the course of his employment with the Corporation:
(a)	his services with the Corporation were of a special, unique, extraordinary and intellectual character,

(b)	his position with the Corporation placed him in a position of confidence and trust with the clients and employees of the Corporation,

(c)	the clients serviced by the Corporation were located throughout the world and accordingly, it is reasonable that the restrictive covenants set forth below are limited to Canada (the “Territory”),

(d)	the rendering of services to the Corporation’s clients necessarily required the disclosure to Executive of confidential information and trade secrets related to those clients (such as, without limitation, pricing information, marketing plans, budgets, designs, methodologies, client preferences and policies, and identity of appropriate personnel of clients with sufficient authority to influence a shift in suppliers),

(e)	while employed by the Corporation he has and will develop at the Corporation’s expense a personal acquaintanceship and relationship with the Corporation’s clients, which in some cases may constitute the Corporation’s primary or only contact with such clients, and a knowledge of those clients’ affairs and requirements, and

(f)	the Corporation’s relationships with its clientele are placed in his hands in confidence and trust.
The Executive acknowledges that it would be impossible for him to separate the knowledge and relationships described above from his participation in any activities prohibited by Sections 6.2, 6.3 and 6.5 below. The Executive consequently agrees that it is reasonable and necessary for the protection of the goodwill and business of the Corporation that he continue to make the covenants contained in this Agreement including, among others, those in this Article 6, that the covenants are given as an integral part of and incident to this Agreement, that there is adequate consideration for such covenants including the benefits provided by this Agreement, and that in making its decision to expose Executive to the relationships and proprietary and confidential information outlined above the Corporation relied upon and was induced by the covenants made by the Executive in this section. The Executive therefore waives all defences to the strict enforcement of such restrictions by the Corporation. Except for any reference to the period of non competition, the provisions of this covenant are in addition to any other Agreements on the same subject matter involving the Executive and are not intended to supersede the provisions of this Section 6
   6.2 Non-Competition
(a)	Except as provided for in Section 6.4, during the period that Executive is employed by the Corporation, and for one year following the termination of the Executive’s employment under this Agreement for whatever reason, with or without cause (the “Non-Competition Period”), Executive shall not in any manner whatsoever during the Non-Competition Period and within the Territory either individually or in partnership or jointly or in conjunction with any other Person:
(i)	directly, or indirectly, carry on, engage in, be concerned with or interested in or participate in, any Competitive Business (defined below) either alone, in partnership, jointly or in conjunction with any other Person;

(ii)	directly, or indirectly, assist (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, independent contractor, supplier, consultant, lender, guarantor, financier or in any other capacity whatever) any Person to carry on, engage in, be concerned with or interested in or participate in, a Competitive Business; or

(iii)	have any direct or indirect interest or concern (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor or in any other capacity whatever) in or with any Person, if any part of the activities of such Person consists of carrying on, engaging in or participating in a Competitive Business.

(b)	For purposes of this Section 6.2, the term “Competitive Business” shall mean any business or venture whose business is substantially similar to the whole of or any significant line of the Business conducted by Corporation in which the Executive is or was involved, and which is in competition with the Corporation with respect to any Customers or products (i) with whom or which the Executive, or any person directly or indirectly reporting to the Executive, had contact (or in the case of prospective clients for whom pursuit was actively planned and in respect of whom the Corporation has not determined to cease all such pursuit), or (ii) about whom or which the Executive was privy to material information, in each such case during the three-year period ending on termination of Executive’s employment with the Corporation other than Forest Producers Association of Canada.
   6.3 Non-Solicitation
          Except as provided for in Section 6.4, the Executive will not, without the prior consent of the Corporation, during the Non-Competition Period, either individually or as an officer, director, employee, distributor, independent contractor, independent representative, partner, consultant, advisor, principal, agent, proprietor, trustee or investor or in any other manner whatsoever on his own behalf or on behalf of any other Person or entity:
(a)	directly or indirectly solicit, induce, assist, advise, endeavour to entice or encourage in any way, the departure from the Corporation, or in any way interfere with the Corporation’s relationships with any person, who (i) is an employee of the Corporation at the date of termination of Executive’s employment with the Corporation, or (ii) is a former employee of the Corporation unless such former employee shall not have been employed by the Corporation for a period of at least one year and no solicitation prohibited hereby shall have occurred prior to the end of such one-year period provided that any general media advertisement for employees with whom the Executive is associated shall not be deemed to be a breach hereof provided the Executive is not otherwise involved therewith, or

(b)	directly, or indirectly solicit any Customer; or

(c)	directly, or indirectly assist (be it as principal, beneficiary, servant, director, shareholder, partner, nominee, executor, trustee, agent, employee, independent contractor, supplier, consultant, lender, financier or in any other capacity whatever) any Person directly or indirectly to solicit any Customer; or

(d)	have any direct or indirect interest or concern (be it as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any Person if any of the activities of which Person consists of soliciting any Customer, if such solicitation is, directly or indirectly, intended to result in a sale or provision of any product or service to such Customer within the Territory that is competitive with any product or service forming a material part of the Business.
6.4 Exceptions
(a)	Notwithstanding any provisions or restrictions contained in Sections 6.2 and 6.2 of this Agreement, nothing in this Agreement shall prohibit or restrict the Executive, as an investor, from holding 4.9% or less of the publicly traded stock or other securities of a corporation that carries on, engages in or participates in any Competitive Business so long as the Executive does not in fact have the power to control, or direct the management of, or is not otherwise engaged in activities with, or on behalf of or otherwise for the benefit of such Competitive Business.

(b)	Sections 6.3 and 0 of this Agreement shall not apply to any products or services that, at the time that the Executive engages in any conduct prescribed by Sections 6.3 and 0, the Corporation has permanently ceased from selling, distributing or rendering in the Territory.
   6.5 Confidentiality
(e)	Executive hereby sells, transfers and assigns to Corporation, or to any person or entity designated by Corporation, all of Executive’s entire right, title and interest in and to all inventions, ideas, methods, developments, disclosures and improvements (the “Inventions”), whether patented or unpatented, and copyrightable material, and all trademarks, trade names, all goodwill associated therewith and all federal and state registrations or applications thereof, made, adopted or conceived by solely or jointly, in whole or in part prior to the Date of Termination which (i) relate to methods, apparatus, designs, products, processes or devices sold, leased, used or under construction or development by Corporation or (ii) otherwise relate to or pertain to the business, products, services, functions or operations of the Corporation (collectively, the “Transferred Property”). Executive shall make adequate written records of all Inventions, which records shall be Corporation’s property and shall communicate promptly and disclose to Corporation, in such forms Corporation requests, all information, details and data pertaining to the aforementioned Inventions. Whether during the term of this Agreement or thereafter, Executive shall execute and deliver to Corporation such formal transfers and assignments and such other papers and documents as may be required of Executive to permit Corporation, or any person or entity designated by Corporation, to file and prosecute patent applications (including, but not limited to, records, memoranda or instruments deemed necessary by Corporation for the prosecution of the patent application or the acquisition of letters patent in the United states, foreign counties or otherwise) and, as to copyrightable material, to obtain copyrights thereon, and as to trademarks, to record the transfer of ownership of any federal or state registrations or applications.

(f)	All Confidential Information is considered secret and will be disclosed to the Executive in confidence, and Executive acknowledges that, as a consequence of Executive’s employment and position with Corporation, Executive may have access to and become acquainted with Confidential Information. Except in the performance of Executive’s duties as an employee of Corporation, Executive shall not, during the term and at all times thereafter, directly or indirectly for any reason whatsoever, disclose or use any such Confidential Information. All records, files, drawings, documents, equipment and other tangible items (whether in electronic form or otherwise), wherever located, relating in any way to or containing Confidential Information, which Executive has prepared, used or encountered or shall in the future prepare, use or encounter, shall be and remain Corporation’s sole and exclusive property and shall be included in the Confidential Information. Upon termination of this Agreement, or whenever requested by Corporation, Executive shall promptly deliver to Corporation any and all of the Confidential Information and copies thereof, not previously delivered to Corporation, that may be in the possession or under the control of the Executive. The foregoing restrictions shall not apply to the use, divulgence, disclosure or grant of access to Confidential Information to the extent, but only to the extent, (i) expressly permitted or required pursuant to any other written agreement between Executive and Corporation, (ii) such Confidential Information has been publicly disclosed (not due to a breach by the Executive of Executive’s obligations hereunder, or by breach of any other person, of a fiduciary or confidential obligation to Corporation) or (iii) the Executive is required to disclose Confidential Information by or to any court of competent jurisdiction or any governmental or quasi-governmental agency, authority or instrumentality of competent jurisdiction, provided, however, that the Executive shall, prior to any such disclosure, immediately notify Corporation of such requirements and provided further, however, that the Corporation shall have the right, at its expense, to object to such disclosures and to seek confidential treatment of any Confidential Information to be so disclosed on such terms as it shall determine.
6.6 Consideration for Article 6 Covenants.
          In consideration of the covenants contained in this Article 6, the Corporation is willing to incur the payment and related obligations under this Agreement, including in particular and without limitation those obligations under Section 5.4(a)(iii), (iv). The Executive acknowledges and agrees that the Corporation’s entry into this Agreement and its incurrence of the related payment and other obligations hereunder are fair and adequate consideration for the Executive’s obligations under this Section 6, and that the Corporation has advised Executive that it would not bind itself in advance to the obligations hereunder but for Executive’s agreement to this Article 6. In this regard, the Executive understands that the provisions of this Article 6 may limit the Executive’s ability to earn a livelihood in a business similar or related to the business of Corporation, but nevertheless agrees and acknowledges that (i) the provisions of Article 6 are reasonable and necessary for the protection of the Corporation, and do not impose a greater restraint than necessary to protect the goodwill or other business interest of the Corporation, (ii) such provisions contain reasonable limitations as to the time and the scope of activity to be restrained, and (iii) the Corporation’s advance agreement to make payments under the various circumstances set forth in this Agreement provide the Executive with benefits adequate to fully compensate the Executive for any lost opportunity due to the operation of Article 6. In consideration of the foregoing and in light of the Executive’s education, skills and abilities, the Executive agrees that all defenses by the Executive to the strict enforcement of such provisions are hereby waived by the Executive.
   6.7 Acknowledgment; Remedies; Survival of this Agreement
(g)	The Executive acknowledges that violation of any of the covenants and provisions set forth in Article 6 of this Agreement would cause Corporation irreparable damage and agrees that Corporation’s remedies at law for a breach or threatened breach of any of the provisions of this Article 6 would be inadequate and, in recognition of this fact, in the event of a breach or threatened breach by the Executive of any of the provisions of this Agreement, it is agreed that, in addition to the remedies at law or in equity, the Corporation shall be entitled, without the posting of a bond, to equitable relief in the form of specific performance, a temporary restraining order, temporary or permanent injunction, or any other equitable remedy which may then be available for the purposes of restraining Executive from any actual or threatened breach of such covenants. Without limiting the generality of the foregoing, if the Executive breaches or threatens to breach this Article 6 hereof, such breach or threatened breach will entitle Corporation (i) to terminate its obligations to make further payments otherwise required under this Agreement, and (ii) to enjoin the Executive from disclosing any Confidential Information to any Competing Business, to enjoin any Competing Business from retaining the Executive or using any such Confidential Information, and to enjoin the Executive from rendering personal services to or in connection with any Competing Business. The rights and remedies of the parties hereto are cumulative and shall not be exclusive, and each such party shall be entitled to pursue all legal and equitable rights and remedies and to secure performance of the obligations and duties of the other under this Agreement, and the enforcement of one or more of such rights and remedies by a party shall in no way preclude such party from pursuing, at the same time or subsequently, any and all other rights and remedies available to it.

(h)	The provisions of this Article 6 shall survive the termination of the Executive’s employment with Corporation.
   6.8 Covenants Reasonable
          The Executive acknowledges and agrees with the Corporation that:
(i)	all restrictions in Article 6 are reasonable and valid and are agreed to by the Executive in consideration for the overall benefits conveyed upon him by the terms of this Agreement and the Share Purchase Agreement; and

(j)	the principles of law to be applied to the interpretation of this Agreement are those that apply to restrictive covenants given by a seller on the sale of a business.

ARTICLE 7
ARBITRATION
   7.1 Submission to Arbitration
          The Executive and the Corporation agree that any dispute or controversy in connection with this Agreement, including its interpretation, will be conclusively settled by submission to arbitration (the “Arbitration”) in accordance with the rules of arbitration of the Arbitration Act (Ontario) as amended from time to time. The Arbitration will be conducted before a single arbitrator mutually agreeable to the parties (the “Arbitrator”). The costs of the Arbitrator will be born equally by the parties.
   7.2 Prevailing Party
          Should either party breach the terms of this Agreement, the prevailing party in any arbitration, claim or action shall be entitled to recover its legal fees and other related costs and disbursements.
ARTICLE 8
GENERAL
   8.1 No Breach of Obligation to Others
          The Executive acknowledges and represents to the Corporation that in carrying out the Executive’s duties and functions for the Corporation, the Executive will not disclose to the Corporation any confidential information of any third party, including Earnscliffe Strategy Group Inc. and 6210953 Canada Inc. The Executive acknowledges and represents to the Corporation that the Executive has not brought to the Corporation nor will the Executive use in the performance of the Executive duties and functions with the Corporation any confidential materials or property of any third party, including Earnscliffe Strategy Group Inc. and 6210953 Canada Inc. The Executive further acknowledges and represents that the Executive is not a party to any agreement with or under any legal obligation to any third party, including Earnscliffe Strategy Group Inc., Earnscliffe Research and Communications Inc. and 6210953 Canada Inc., that conflicts with any of the Executive’s obligations to the Corporation under this Agreement.
   8.2 Notices
          Any demand, notice or other communication (“Communication”) to be given in connection with this Agreement will be given in writing by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

          To the Corporation:
Decima Research Inc.
160 Elgin Street, Suite 1800
Ottawa, Ontario K2P 2P7
Attention: Michel Lucas, Chairman
          With a copy to:
Harris Interactive Inc.
60 Corporate Woods
Rochester, New York, U.S.A.
14623-1457
Attention: General Counsel
Fax: (585) 273-0553
          To the Executive:
229 Clemow Avenue
Ottawa, Ontario K1S 2B5
          With a copy to:
Debbie Weinstein
LaBarge Weinstein PC
515 Legget Drive, Suite 800
Ottawa, Ontario K2K 3G4
Fax: (613) 599-0018
or such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any Communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery of the Communication and, if given by registered mail, on the third day, other than a Saturday, Sunday or statutory holiday in Ontario, following the deposit of the Communication in the mail and, if given by electronic communication, on the day of transmittal of the Communication if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication may not be mailed but must be given by personal delivery or by electronic communication.

   8.3 Time of Essence
          Time will be of the essence of this Agreement.
   8.4 Deductions
          The Corporation will deduct all statutory deductions from any amounts to be paid to the Executive under this Agreement.
   8.5 Sections and Headings
          The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.
   8.6 Number
          In this Agreement words importing the singular number only will include the plural and vice versa and words importing the masculine gender will include the feminine and neuter genders and vice versa and words importing persons will include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.
   8.7 Benefit of Agreement
          This Agreement will enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of the Executive and the successors and permitted assigns of the Corporation respectively.
   8.8 Entire Agreement
          This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and cancels and supersedes any prior understandings and agreements between the parties to this Agreement with respect to the subject matter of this Agreement. There are no representations, warranties, forms, conditions, undertakings or collateral agreements, express, implied or statutory between the parties other than as expressly set forth in this Agreement.
   8.9 Pre-Contractual Representations
          The Executive hereby waives any right to assert a claim based on any pre-contractual representations, negligent or otherwise, made by the Corporation.

   8.10 Amendments and Waivers
          No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties to this Agreement. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.
   8.11 Severability
          If any term, provision or covenant of this Agreement or part thereof, or the application thereof to any person, place or circumstance shall be held to be invalid, unenforceable or void by an arbitrator or court of competent jurisdiction, the remainder of this Agreement and such term, provision or covenant shall remain in full force and effect, and any such invalid, unenforceable or void term, provision or covenant shall be deemed, without further action on the part of the parties hereto, modified, amended and limited, and the arbitrator or court shall have the power to modify, amend and limit any such term, provision or covenant, to the extent necessary to render the same and the remainder of the Agreement valid, enforceable and lawful.
  8.12 Governing Law
          This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.
   8.13 Attornment
          For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. The Corporation and the Executive each hereby attorns to the jurisdiction of the courts of the Province of Ontario.
   8.14 Assignment
          The Executive acknowledges that the Corporation may assign this agreement and the benefits of the covenants and obligations of the Executive under this Agreement to any person who purchases all or substantially all the assets of the Corporation. In addition, this Agreement and the rights and obligations of the Corporation may be assigned at any time by the Corporation to an affiliate of the Corporation provided the assets and business of the Corporation are assigned to such affiliate at the same time. Without limiting the foregoing, it is specifically acknowledged and agreed that the Executive will continue to be bound by the terms of this Agreement should the Corporation amalgamate with the Buyer shortly after the execution of this Agreement.
   8.15 Copy of Agreement
          The Executive hereby acknowledges receipt of a copy of this Agreement duly signed by the Corporation.

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          IN WITNESS WHEREOF the parties have executed this Agreement.

DECIMA RESEARCH INC.

	By:	/s/ Michel Lucas

Name: Michel Lucas
Title: Chairman

/s/ Virginia Schweitzer	/s/ Bruce Anderson

Witness Signature	Bruce Anderson

Virginia Schweitzer
Name (Please Print)